Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Vermilion Energy Trust Announces Notice of Verenex Energy's Strategic
     Review

     CALGARY, Sept. 8 /CNW/ - Vermilion Energy Trust ("Vermilion" or the
"Trust") wishes to inform unitholders that the board of directors of Verenex
Energy Inc. ("Verenex" or the "Company") has initiated a process to identify, examine and consider a range of strategic alternatives available to Verenex to maximize shareholder value.

     Background - Vermilion holds approximately 18.8 million shares of
Verenex, representing approximately 42.4% of Verenex's outstanding shares.
Vermilion was instrumental in the formation of Verenex in 2004 with the idea to create value for unitholders without exposing the Trust to significant risk.
     Verenex has been a very successful explorer in Libya, and has established a substantial resource base in Area 47 as confirmed by an assessment prepared by DeGolyer and MacNaughton and disclosed on August 5, 2008. The Company's exploration and appraisal drilling program is proceeding with two drilling rigs and tenders are under review for a third drilling rig.
     Work is progressing on a commerciality application for an initial development phase to be submitted to the Area 47 Management Committee and the
Libyan National Oil Corporation ("NOC") by the end of the third quarter of
2008. Preliminary discussions are also underway with a number of banks concerning project financing for such a development.
     Verenex's board of directors has therefore determined that it is an appropriate time to assess the range of strategic options available to Verenex to maximize shareholder value and has established an independent committee to supervise this process. Standard Chartered Bank and FirstEnergy Capital Corp.
have been engaged as Verenex's financial advisors. The NOC has been briefed by the Company on this process.

     Process - No decision on any particular alternative has been reached at this time and there can be no assurance that the process will result in any change in Verenex's current plan to aggressively explore and develop Area 47 in Libya or that the Company will pursue any particular transaction. Verenex does not intend to make any further announcement regarding the process unless and until its board of directors has approved a specific transaction or other course of action or otherwise deems disclosure of developments is appropriate.
     Vermilion Energy Trust adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions. Vermilion focuses on the development and optimization of mature producing properties in
Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects. Management and directors of the Trust hold approximately 10% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto
Stock Exchange under the symbol VET.UN

     FORWARD-LOOKING INFORMATION

     This document contains forward-looking financial and operational information as to the Trust's internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expects",
"projects", "anticipates" and similar expressions. These statements represent management's expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %SEDAR: 00018945E          %CIK: 0001293135

     /For further information: Lorenzo Donadeo, President & CEO, 2800, 400 -
4th Avenue S.W. - Calgary, Alberta, T2P 0J4, TEL (403) 269-4884; FAX (403)
264-6306; TOLL FREE 1-866-895-8101, investor_relations(at)vermilionenergy.com,
www.vermilionenergy.com/
     (VET.UN.)

CO:  Vermilion Energy Trust

CNW 08:23e 08-SEP-08